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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              _________________
                                SCHEDULE 13E-3

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 2 - Final Amendment)

                            LITTON INDUSTRIES, INC.
                               (Name of Issuer)

                         NORTHROP GRUMMAN CORPORATION
                            LITTON INDUSTRIES, INC.
                      (Name of Persons Filing Statement)

       Series B $2 Cumulative Preferred Stock, Par Value $5.00 Per Share
                        (Title of Class of Securities)

                                  538021 40 3
                      (CUSIP Number of Class of Securities)

                              __________________

                                W. Burks Terry
                 Corporate Vice President and General Counsel
                         Northrop Grumman Corporation
                            1840 Century Park East
                          Los Angeles, California 90067
                                 (310) 553-6262
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copy to:

                                Andrew E. Bogen
                          Gibson, Dunn & Crutcher LLP
                            333 South Grand Avenue
                         Los Angeles, California 90071
                                (213) 229-7000

     This statement is filed in connection with (check the appropriate box):
     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.  [_] A tender offer.
     d.  [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]
Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
          Transaction Valuation (1)            Amount of Filing Fee (1)
               $5,950,385.00                          $1,190.08
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(1) This fee previously was paid. For purposes of calculating this fee only, the transaction valuation is based on the purchase of 170,011 shares of Series B $2 Cumulative Preferred Stock, par value $5.00 per share, of Litton Industries, Inc. at $35.00 cash per share. The amount of the filing fee is based upon 1/50th of one percent multiplied by the transaction valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing. The total fee is offset by $1,190.08 previously paid in connection with the Rule 13e-3 Transaction Statement filed by the filing persons on May 10, 2001 and subsequently amended on May 22, 2001 by Amendment No. 1 thereto.

   =========================================================================

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
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     This Amendment No. 2 is being filed as the final amendment to the Rule 13e-
3 Transaction Statement on Schedule 13E-3 originally filed on May 10, 2001 and subsequently amended on May 22, 2001 by Amendment No. 1 thereto. L2 Acquisition Corp. is not a filing person to this final amendment, as it was merged with and into Litton Industries, Inc. in the short form merger described in the original Rule 13e-3 Transaction Statement, as subsequently amended. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the original Rule 13e-3 Transaction Statement, as amended to date.

     The short-form merger of L2 Acquisition Corp. with and into Litton Industries, Inc. pursuant to Section 253 of the Delaware General Corporation Law became effective on June 12, 2001. Litton Industries, Inc. is the corporation surviving the short-form merger and as a result of the merger is now the wholly-owned subsidiary of Northrop Grumman Corporation.

     In the short form merger, each share of Litton preferred stock was canceled and converted into the right to receive cash in the amount of $35.00 per share upon surrender of the certificates representing such shares, without interest and minus any withholding for tax. Letters of Transmittal and any other documents necessary for the exchange of stock certificates representing shares of the Litton preferred stock will be mailed to the former holders of shares of Litton preferred stock by the paying agent for the short-form merger as promptly as practicable.

Item 8.  Interest in Securities of the Subject Company

     Except as previously disclosed in the original Rule 13e-3 Transaction Statement, as amended to date, or as described below in this section, there have not been any transactions involving interests in the securities of the subject company that were effected during the past 60 business days by the filing persons or any associate or subsidiary of any such person.

     On May 30, 2001, LII Acquisition Corp, a Delaware corporation and wholly-owned subsidiary of Northrop Grumman Corporation, was merged with and into Litton Industries, Inc. pursuant to an amended and restated agreement and plan of merger dated as of January 23, 2001

                                       2
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among Northrop Grumman Corporation, Litton Industries, inc., Northrop Grumman
Systems Corporation and LII Acquisition Corp. The merger agreement was adopted and approved by the Litton stockholders of record as of the close of business on May 3, 2001, and a certificate of merger effecting the merger was filed with the Delaware Secretary of State immediately following such adoption and approval. As a result of this merger, Northrop Grumman Corporation became the owner of 100% of the Litton common stock, and each share of Litton common stock (other than shares held by Northrop Grumman Corporation, Litton Industries, Inc., their respective subsidiaries or Litton stockholders who properly perfected appraisal rights under Delaware law) was converted into the right to receive $80.00 per share in cash, without interest and minus any withholding for tax.

     On May 31, 2001, Northrop Grumman Corporation transferred all of its shares of Litton common stock (representing 100% of the outstanding shares of such stock) to L2 Acquisition Corp. and Northrop Grumman Systems Corporation transferred all 240,632 shares of Litton preferred stock owned by it to L2 Acquisition Corp., in each case in preparation for the short-form merger of L2 Acquisition Corp. with and into Litton Industries, Inc., as described in the original Rule 13e-3 Transaction Statement, as amended to date.

     In addition, on June 11, 2001, Litton Industries, Inc. sold and issued to L2 Acquisition Corp. a total of 1,290,000 shares of Litton preferred stock at a purchase price of $35.00 per share. This purchase and sale of Litton preferred stock to L2 Acquisition Corp. was in preparation for the short-form merger of L2 Acquisition Corp. with and into Litton Industries, Inc., and was described in the original Rule 13e-3 Transaction Statement, as amended to date.

Item 16.  Exhibits.

     (a)(4) Press Release of Northrop Grumman Corporation dated June 12, 2001 announcing the completion of the short-form merger.

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                                   SIGNATURES

     After due inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 2001

                                        NORTHROP GRUMMAN
                                        CORPORATION


                                        By: /s/ John H. Mullan
                                            ------------------------------
                                        Name:  John H. Mullan
                                        Title: Corporate Vice President,
                                               Associate General Counsel,
                                               and Secretary


                                        LITTON INDUSTRIES, INC.


                                        By: /s/ John H. Mullan
                                            ------------------------------
                                        Name:  John H. Mullan
                                        Title: Vice President and Secretary

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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit
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(a)(4)            Press Release of Northrop Grumman Corporation dated June 12,
                  2001 announcing the completion of the short-form merger.